Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, NY 10017

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

Direct Dial Number +1-212-455-2163	E-mail Address mbrod@stblaw.com

May 20, 2021

Stephen Kim

Adam Phippen

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nebula Caravel Acquisition Corp. - Registration Statement on Form S-4 (333-253110)

Ladies and Gentlemen:

On behalf of Nebula Caravel Acquisition Corp. (the “Company”), and in connection with the registration statement on Form S-4 (the “Registration Statement”) filed on February 12, 2021, Amendment No. 1 to the Registration Statement filed on March 29, 2021 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on May 20, 2021 (“Amendment No. 2”), we are providing the following responses to the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Staff’s comments in its letter, dated April 14, 2021, relating to the Registration Statement (the “comment letter”). The Company has revised Amendment No. 2 in response to the comment letter, and to otherwise update its disclosure.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Amendment No. 1 to Registration Statement on Form S-4 Filed March 29, 2021

What are the Backstop Shares?, page 7

1.

We note your response to prior comment 5. Please expand this Question and Answer to explain the significance of the back stop arrangement, including as it relates to votes necessary to approve the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 and 8.

Background of the Proposed Business Combination, page 105

2.

We note your response to prior comment 10. Please further revise to clarify how and by whom the 100 potential targets were identified and evaluated. In this regard, your revised disclosure is unclear as to whether the pool of potential targets was assembled and evaluated by your financial advisors or by an in-house team. Please expand to more fully describe the process of selecting and vetting early targets.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 and 116.

3.

We note the second-to-last paragraph on page 106. Please describe provide a brief description of the business operations of each of the final six potential targets. Please also describe the opportunities and strategic benefits and risks that your considered with respect to the alternate transaction candidates. Your revised disclosure should clearly present the timeline of these negotiations and how you ultimately determined that the Rover transaction was preferable to the alternatives.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 and 116.

4.

We note your response to comment 13. Please expand your description of the negotiations which occurred on December 30, 2020. Your revised disclosure provides a list of topics which were discussed but does not explain why the topics were important to either side or how material differences on the topics identified were addressed. Your background should clearly outline how negotiations developed so that investors may evaluate the choices that were made with respect to the selection of this target and the structure of the deal.

In response to the Staff’s comment, the Company has revised its disclosure on page 117 and 118.

5.

We note that certain issues were discussed on February 5, 2021 and then mutually agreed clarifications and revisions were reduced to writing on February 6, 2021. Please revise to discuss any key changes that were made to the deal documents as a result of the final negotiations that took place over this two-day period.

In response to the Staff’s comment, the Company has revised its disclosure on page 122 and 123.

Recommendation of the Caravel Board, page 114

6.

We note your response to prior comment 15. Your disclosure appears to suggest that the Morgan Stanley management presentation was provided to representatives of Caravel in mid-January. If it was not, please revise to clarify that it was not. Alternatively, please provide the information required under Item 1015(b) of Regulation M-A and Items 4(b)and 21(c) of Form S-4, or tell us why you do not believe it is necessary.

In response to the Staff’s comment, the Company has revised its disclosure on page 119. The Company respectfully notes for the Staff that the materials provided in mid-January by Rover and Morgan Stanley to representatives from Deutsche Bank, William Blair and Stifel consisted of a management due diligence presentation.

Recommendation of the Caravel Board, page 114

7.

We note your response to our prior comment 16, but do not see disclosure relating to the financial performance and anticipated trading scenarios considered by the Caravel board. Please revise to include this information or tell us why you believe this disclosure is not required.

In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 127 to more accurately reflect the information provided to the board.

Information About Rover, page 171

8.

We note your response to prior comment 20. Please revise to disclose how you determined the GBV of the other online marketplace. In addition, please expressly state that credit card sales may not be an accurate proxy to measure the size of an online marketplace and explain why.

In response to the Staff’s comment, the Company has revised its disclosure on pages 183, 191 and 209.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Revenue, page F-15

9.

We note your response to comment 34. Based on your descriptions of the types of costs included in the Service Operations and Technology line items, it appears that you may be presenting a measure of Gross Profit that does not contemplate all costs associated with the generation of revenue. Please:

•	tell us how you considered the classification of the types of technology costs you incur and why you have not classified some, if not all, as a component of Cost of Revenue;
•	modify your presentation to include all costs of revenue in your determination of Gross Profit or tell us why you believe your presentation is appropriate; and
•

tell us if you have included depreciation and other amortization in Cost of Revenue, Service Operations and Technology. In this regard, we note that you include amortization related to internally developed software is included in Cost of Revenue.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as to each of the points requested:

•	tell us how you considered the classification of the types of technology costs you incur and why you have not classified some, if not all, as a component of Cost of Revenue;

The Company respectfully advises the Staff that all material costs which directly contribute to the generation of revenues and fulfillment of performance obligations have been properly classified by Rover as cost of revenue.  Technology-related costs included in cost of revenue primarily consist of platform and website hosting fees, costs of licensing related to third-party software licenses and services used in the satisfaction of Rover’s performance obligations and amortization of capitalized internal-use software development costs related to Rover’s platform. The Rover platform is the underlying technology through which pet parents and pet service providers connect and transact. Therefore, the costs to host the platform on the internet and third-party software licensing costs and services are directly related to Rover’s revenue generating activities and fulfillment of performance obligations. Additionally, the Company advises the Staff that Rover capitalizes certain costs associated with website and application development and software developed or obtained for internal use. Such software development costs have a future economic benefit and therefore they are capitalized as assets and amortized over their estimated useful life. The economic benefit derived from these costs is the revenue that is generated by the facilitation of the connection between pet service provider and pet parent on Rover’s platform. Rover continuously makes long-lived enhancements to the platform that are directly related to the revenue generated on the platform and are amortized over the estimated useful life.

Rover classifies all other technology as technology in the consolidated statements of operations. These technology costs are comprised of payroll, employee benefits, stock-based compensation expense and other headcount related costs of employees performing research and development activities related to the Rover platform. In addition, technology costs include maintenance and support of Rover’s various technology infrastructure (primarily non-revenue generating systems, such as reporting and analytics, log and event monitoring, and production integration tools). Costs related to maintenance and support costs incurred for the Rover platform were immaterial in all historical financial reporting periods presented. To clarify that the technology costs relate primarily to the maintenance and support of non-revenue generating systems, the Company has revised the disclosure on pages 225 and F-16 accordingly.

•	modify your presentation to include all costs of revenue in your determination of Gross Profit or tell us why you believe your presentation is appropriate; and

In response to the Staff’s comment, Rover has reassessed the usefulness to investors of the gross profit measure and the comparability of its presentation to similar online marketplace companies. Other marketplace companies with similar businesses of enabling individuals to transact with each other, such as Uber, Lyft and Airbnb, do not present gross profit within their respective operating statements.

Therefore, in order to enhance comparability, Rover has revised the presentation of Rover’s consolidated statements of operations by deleting the gross profit line and has included cost of revenue in total costs and expenses. The Company has also revised the disclosure in the Results of Operations in Rover Management’s Discussion and Analysis of Financial Position and Results of Operations on pages 230 and 232 accordingly.

•

tell us if you have included depreciation and other amortization in Cost of Revenue, Service Operations and Technology. In this regard, we note that you include amortization related to internally developed software is included in Cost of Revenue.

The Company respectfully advises the Staff that Rover’s depreciation and amortization related to cost of revenue (consisting of amortization related to internally developed software) has been included in cost of revenue in compliance with the guidance in Codification of Staff Accounting Bulletins (SAB) Topic 11B. All other depreciation and amortization does not relate to the Company’s revenue generating activities or fulfillment of performance obligations and has been included in the line “depreciation and amortization” as disclosed on pages 226 and F-16.

* * * * * * *

Please call me (212) 455-2163 if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ Mark A. Brod
Mark A. Brod

cc:	Rufina Adams, Chief Financial Officer
Nebula Caravel Acquisition Corp.

Atif Azher
Simpson Thacher & Bartlett LLP

Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati